Exhibit 99.3

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.         Amended 01/01/11

Name of Entity:	Radiopharm Theranostics Limited (ASX: RAD)
ABN:	57 647 877 889

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director:	Hester Larkin
Date of Last Notice:	18 September 2024

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or Indirect Interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.
Date of change	16 December 2024

No. of securities held prior to change		Shares	Options
	Direct	550,000	2,175,002
	Indirect	94,247	-
	Total	644,247	2,175,002

Class	Unlisted Options

Number acquired		Shares	Options
	Direct	-	8,000,000
	Indirect	-	-
	Total	-	8,000,000

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Number disposed		Shares	Options
	Direct	-	-
	Indirect	-	-
	Total	-	-

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Non-cash options issued, per resolution 12 approved by shareholders at the Annual General Meeting held on 25 November 2024

No. of securities held after change		Shares	Options
	Direct	550,000	10,175,002
	Indirect	94,247	-
	Total	644,247	10,175,002

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Per resolution 12 approved by shareholders at the Annual General Meeting held on 25 November 2024

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

Part 3 – Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 3

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.         Amended 01/01/11

Name of Entity:	Radiopharm Theranostics Limited (ASX: RAD)
ABN:	57 647 877 889

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director:	Ian Turner
Date of Last Notice:	23 October 2024

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or Indirect Interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.
Date of change	16 December 2024

No. of securities held prior to change		Shares	Options
	Direct	2,530,595	6,127,524
	Indirect	2,424,697	820,422
	Total	4,955,292	6,947,946

Class	Unlisted Options

Number acquired		Shares	Options
	Direct	-	A) 4,040,404 B) 8,000,000
	Indirect	-	-
	Total	-	12,040,404

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Number disposed		Shares	Options
	Direct	-	-
	Indirect	-	-
	Total	-	-

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation

A)  Non-cash options issued, per resolution 8 approved by shareholders at the Annual General Meeting held on 25 November 2024

B)  Non-cash options issued, per resolution 9 approved by shareholders at the Annual General Meeting held on 25 November 2024

No. of securities held after change		Shares	Options
	Direct	2,530,595	18,167,928
	Indirect	2,424,697	820,422
	Total	4,955,292	18,988,350

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Per resolutions 8 & 9 approved by shareholders at the Annual General Meeting held on 25 November 2024

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

Part 3 – Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 3

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.         Amended 01/01/11

Name of Entity:	Radiopharm Theranostics Limited (ASX: RAD)
ABN:	57 647 877 889

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director:	Leila Alland
Date of Last Notice:	18 September 2024

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or Indirect Interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.
Date of change	16 December 2024

No. of securities held prior to change		Shares	Options
	Direct	1,071,740	2,400,002
	Indirect	-	-
	Total	1,071,740	2,400,002

Class	Unlisted Options

Number acquired		Shares	Options
	Direct	-	8,000,000
	Indirect	-	-
	Total	-	8,000,000

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Number disposed		Shares	Options
	Direct	-	-
	Indirect	-	-
	Total	-	-

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Non-cash options issued, per resolution 13 approved by shareholders at the Annual General Meeting held on 25 November 2024

No. of securities held after change		Shares	Options
	Direct	1,071,740	10,400,002
	Indirect	-	-
	Total	1,071,740	10,400,002

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Per resolution 13 approved by shareholders at the Annual General Meeting held on 25 November 2024

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

Part 3 – Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 3

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.         Amended 01/01/11

Name of Entity:	Radiopharm Theranostics Limited (ASX: RAD)
ABN:	57 647 877 889

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director:	Noel Donnelly
Date of Last Notice:	3 October 2024

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or Indirect Interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.
Date of change	16 December 2024

No. of securities held prior to change		Shares	Options
	Direct	-	-
	Indirect	-	-
	Total	-	-

Class	Unlisted Options

Number acquired		Shares	Options
	Direct	-	8,000,000
	Indirect	-	-
	Total	-	8,000,000

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Number disposed		Shares	Options
	Direct	-	-
	Indirect	-	-
	Total	-	-

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Non-cash options issued, per resolution 10 approved by shareholders at the Annual General Meeting held on 25 November 2024

No. of securities held after change		Shares	Options
	Direct	-	8,000,000
	Indirect	-	-
	Total	-	8,000,000

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Per resolution 10 approved by shareholders at the Annual General Meeting held on 25 November 2024

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

Part 3 – Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 3

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.         Amended 01/01/11

Name of Entity:	Radiopharm Theranostics Limited (ASX: RAD)
ABN:	57 647 877 889

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director:	Phillip Hains
Date of Last Notice:	18 September 2024

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or Indirect Interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.
Date of change	16 December 2024

No. of securities held prior to change		Shares	Options
	Direct	-	1,900,002
	Indirect	15,956,632	6,933,560
	Total	15,956,632	8,833,562

Class	Unlisted Options

Number acquired		Shares	Options
	Direct	-	8,000,000
	Indirect	-	-
	Total	-	8,000,000

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Number disposed		Shares	Options
	Direct	-	-
	Indirect	-	-
	Total	-	-

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Non-cash options issued, per resolution 11 approved by shareholders at the Annual General Meeting held on 25 November 2024

No. of securities held after change		Shares	Options
	Direct	-	9,900,002
	Indirect	15,956,632	6,933,560
	Total	15,956,632	16,833,562

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Per resolution 11 approved by shareholders at the Annual General Meeting held on 25 November 2024

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

Part 3 – Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 3

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.         Amended 01/01/11

Name of Entity:	Radiopharm Theranostics Limited (ASX: RAD)
ABN:	57 647 877 889

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director:	Paul Hopper
Date of Last Notice:	10 December 2024

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or Indirect Interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.
Date of change	16 December 2024

No. of securities held prior to change		Shares	Options
	Direct	53,900,000	27,500,000
	Indirect	93,821,428	9,017,518
	Total	147,721,428	36,517,518

Class	Unlisted options

Number acquired		Shares	Options
	Direct	-	8,000,000
	Indirect	-	-
	Total	-	8,000,000

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Number disposed		Shares	Options
	Direct	-	-
	Indirect	-	-
	Total	-	-

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Non-cash options issued, per resolution 6 approved by shareholders at the Annual General Meeting held on 25 November 2024

No. of securities held after change		Shares	Options
	Direct	53,900,000	35,500,000
	Indirect	93,821,428	9,017,518
	Total	147,721,428	44,517,518

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Per resolution 6 approved by shareholders at the Annual General Meeting held on 25 November 2024

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

Part 3 – Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 3

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.         Amended 01/01/11

Name of Entity:	Radiopharm Theranostics Limited (ASX: RAD)
ABN:	57 647 877 889

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director:	Riccardo Canevari
Date of Last Notice:	18 September 2024

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or Indirect Interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.
Date of change	12 December 2024 – 16 December 2024

No. of securities held prior to change		Shares	Options
	Direct	12,253,584	55,699,013
	Indirect	1,150,000	-
	Total	13,403,584	55,699,013

Class	RAD Ordinary Fully Paid Shares Unlisted Options

Number acquired		Shares	Options
	Direct	7,776,402	55,250,286
	Indirect	-	-
	Total	7,776,402	55,250,286

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Number disposed		Shares	Options
	Direct		-
	Indirect	-	-
	Total		-

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation

1)    684,787 shares purchased at $0.028 and $0.029 per share.

2)    $0.031 per share.

3)    Non-cash options issued, per resolution 7 approved by shareholders at the Annual General Meeting held on 25 November 2024

No. of securities held after change		Shares	Options
	Direct	20,029,986	110,949,299
	Indirect	1,150,000	-
	Total	21,179,986	110,949,299

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	1) On-market trades 2) Issuance of shares per pre-employment contract. 3) Issuance of options per resolution 7 approved by shareholders at the Annual General Meeting held on 25 November 2024.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

Part 3 – Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 3